Exhibit 10.32

EXECUTION VERSION

EMPLOYMENT AGREEMENT

EMPLOYMENT AGREEMENT (this “Agreement”), dated as of November 10, 2010, by and among Skype Inc., a Delaware corporation (the “Company”), and Anthony J. Bates (the “Executive”).

WHEREAS, the Company desires to employ the Executive on a full-time basis and the Executive desires to be so employed by the Company on the terms and conditions set forth below; and

WHEREAS, the Company and the Executive desire to enter into this Agreement as to the terms of the Executive’s employment with the Company.

NOW, THEREFORE, in consideration of the premises and mutual covenants contained herein (including, without limitation, the Company’s employment of the Executive and the advantages and benefits thereby inuring to the Executive) and for other good and valuable consideration, the receipt, adequacy and sufficiency of which are hereby acknowledged by each party hereto, the parties hereby agree as follows:

1. Effectiveness of Agreement and Employment of the Executive.

1.1 Effectiveness of Agreement. This Agreement shall be effective as of the date first written above (the “Effective Date”).

1.2 Employment by the Company.

(a) Position and Duties. During the Employment Period (as defined in Section 3 hereof), except as otherwise mutually agreed by the Executive and Skype Global S.à r.l., a Societee à reponsibilite limitee incorporated under the laws of Luxembourg (the “Parent”), the Executive shall serve as the Chief Executive Officer of the Parent’s entire group of businesses, including without limitation any business that may become part of or affiliated with such group as a result of future mergers, acquisitions or similar transactions by or with the Parent. In this capacity, the Executive shall have the duties, authorities and responsibilities commensurate with the duties, authorities and responsibilities of persons in similar capacities in similarly sized companies, and such other duties, authorities and responsibilities as the Parent’s Board of Directors (the “Parent’s Board”) shall designate from time to time that are not inconsistent with the Executive’s position as the Chief Executive Officer. The Executive also agrees to serve, without additional compensation, as a director of any of the Company’s parents, subsidiaries and affiliates (such parents, subsidiaries and affiliates, collectively, but excluding any person or entity that is an investor in the Parent or any person or entity related to such investor that is not wholly-owned in the same proportion by the investors of the Parent and of which the Executive is the Chief Executive Officer (except as otherwise mutually agreed by the Executive and the Parent), “Affiliates”) if so requested by the Parent’s Board. For the avoidance of doubt, the Executive shall report directly and exclusively to the Parent’s Board and all employees of the Company or any of its Affiliates shall report to the Executive (or his designee).

(b) Permissible Activities. During the Employment Period, the Executive shall devote all of his business time and attention to his employment under this Agreement; provided, however, that, subject to the provisions of Sections 5.1 and 5.4, the Executive may: (i) subject to the prior written consent of the Parent’s Board, serve as a non-executive director on the boards of directors of not more than two for-profit companies (other than the Company and its Affiliates) during the Employment Period; (ii) serve on the boards of directors of non-profit organizations; (iii) participate in charitable, civic, educational, professional, community or industry affairs; and (iv) manage the Executive’s passive personal investments, so long as such activities, individually or in the aggregate, do not materially interfere or conflict with the Executive’s duties hereunder or create a potential business or fiduciary conflict.

1.3 Appointment to the Parent’s Board. The parties acknowledge and agree that the Executive is, as of the date hereof, a member of the Parent’s Board. During the Employment Period, the Parent’s Board shall cause the Executive to be elected as a member of the Parent’s Board at the expiration of the then current term; provided, however, that, after an initial public offering, the Parent’s Board shall only be obligated to cause the Executive to be nominated for election to the Parent’s Board; and provided, further, that the foregoing shall not be required to the extent prohibited by legal or regulatory requirements.

1.4 Secondment. The Company shall second the Executive to Skype Communications S.a.r.l., a Luxembourg corporation, pursuant to a Secondment Agreement, in the form attached hereto as Exhibit A, which will be executed simultaneously with the execution of this Agreement (such agreement as in effect at any time, a “Secondment Agreement”). Pursuant to the Secondment Agreement, the Executive’s principal place of employment shall be in Luxembourg or another mutually agreeable European location, other than the United Kingdom; provided, however, that if the Executive’s primary residence is determined to be in France, it is expected that the Executive shall spend less than 25% of his working time in France. The Executive acknowledges that he shall be required to travel on business in connection with the performance of his duties hereunder.

2. Compensation and Benefits.

2.1 (a) Salary. During the Employment Period, the Company shall pay the Executive for services during his employment under this Agreement a base salary of no less than the annual rate of $850,000 (as increased from time to time, the “Base Salary”), payable in accordance with the Company’s customary payroll policies in force at the time of payment. The Base Salary received by the Executive shall be reviewed by the Parent’s Board (or an authorized committee thereof) no less frequently than annually for increase, but not decrease.

(b) Annual Bonus. The Executive shall be eligible to receive an annual bonus from the Company during the Employment Period, with a target bonus amount of one hundred percent (100%) of his Base Salary (the “Annual Bonus”), subject to satisfaction of objective performance criteria (including, without limitation, the budgeted business plan) that have been established annually by the Parent’s Board (or an authorized committee thereof) following consultation with the Executive, provided that the bonus for the 2010 fiscal year shall be based on the number of days between the Employment Commencement Date and December 31, 2010. The Parent’s Board shall also establish bonus amounts and criteria for bonuses below and above target.

Except for a termination of employment described in Sections 4.1 or 4.6 hereof, all bonuses, if any, shall be deemed “earned” if the Executive is employed on the last business day of the applicable fiscal year to which such bonus relates. All bonuses, to the extent earned for a particular year, shall be paid in the following calendar year but prior to March 15th of such following calendar year. The Executive acknowledges and agrees that if the Company or an Affiliate becomes a “publicly held corporation” within the meaning of Section 162(m)(2) of the Internal Revenue Code of 1986, as amended (the “Code”), that all annual bonuses described in this Section 2.1(b) may, in the Company’s or the Affiliate’s discretion, be payable pursuant to a “qualified performance based compensation” bonus plan established by the Company or the Affiliate in accordance with Code Section 162(m) and the regulations thereunder.

2.2 Benefits. During the Employment Period, the Executive shall be eligible to participate, in all employee benefit programs and perquisites, including any group insurance, hospitalization, medical, dental, vision, health and accident, disability, life insurance, deferred compensation, fringe benefit and retirement plans or programs of the Company to the extent that he is eligible under the general provisions thereof and to the extent that all other similarly situated senior executives of the Company and its Affiliates participate in such plans or programs and on the same basis and at the same levels as other similarly situated senior executives of the Company and its Affiliates generally.

2.3 Expenses. During the Employment Period, pursuant to the Company’s customary reimbursement policies in force at the time of payment, the Executive shall be promptly reimbursed, subject to the Executive’s presentation of vouchers or receipts therefor, for all reasonable business and entertainment expenses incurred by the Executive on behalf of the Company or any of its Affiliates in the performance of the Executive’s duties hereunder. Any reimbursement that is taxable income to the Executive shall be paid pursuant to Section 8.3 hereof.

2.4 Sign-On Bonus. Executive will receive a cash sign-on award of $1,000,000 within 10 business days of the Employment Commencement Date.

2.5 Stock Option Grant.

(a) As soon as practicable following, but in no event later than 10 business days following, the Employment Commencement Date, Parent shall grant to the Executive on or as soon as practicable following the Employment Commencement Date (the “Grant Date”), a non-qualified stock option to purchase 130,000 of the Parent’s ordinary shares (the “Ordinary Shares”) (representing approximately 1.3% of the Ordinary Shares on a fully-diluted basis as of the Effective Date) at an exercise price equal to the fair market value (as defined in the Skype Global S.à r.l. Equity Incentive Plan (the “Equity Plan”)) of the Ordinary Shares on the Grant Date (the “Sign-On Option Grant”). The Sign-On Option Grant will vest 40% (52,000 Ordinary Shares) based solely on the passage of time and 60% (78,000 Ordinary Shares) based on the initial equity investor’s “multiple of money” return. The Sign-On Option Grant will be granted pursuant to, and will be subject to all of the terms and conditions of, the Equity Plan and the form of award agreement used for similarly situated senior executives of the Company and its Affiliates.

(b) Upon a Corporate Transaction (as defined below), any outstanding stock options or other equity awards then held by Executive as of the date of such Corporate Transaction (but, for the avoidance of doubt, not any time vested or performance vested stock options that had been forfeited prior to the date of such Corporate Transaction), shall become immediately vested and exercisable as of the effective date of such transaction. Unless otherwise provided in the applicable stock option or other grant agreement, any outstanding performance-based awards (but not including any portion of the Sign-On Option Grant that is a performance-based option) shall be deemed earned at the target level (or if no target level is specified, the maximum level) for purposes of this Section 2.5(b). For purposes of this Section 2.5(b) only, the term “Corporate Transaction” shall mean any of the following: (i) the occurrence of any merger or other corporate reorganization of the Parent or sale of Ordinary Shares by the shareholders of the Parent (excluding any public offering) in each case where the shareholders of the Parent immediately prior to such transaction own, directly or indirectly, less than 50% of the Parent (or surviving entity) after such transaction or (ii) the sale of all or substantially all of the consolidated assets of the Parent and its subsidiaries to a person that is not affiliated with the Parent or its shareholders.

(c) Within 10 business days of each vesting date of any portion of the Sign-On Option Grant, including any vesting date that occurs in connection with a Corporate Transaction, the Company or an Affiliate will pay the Executive an amount in cash equal to the product of (i) the excess (if any) of the fair market value (as defined in the Equity Plan) of the Ordinary Shares on such vesting date over $259.17, up to a maximum of $71.71 per Ordinary Share, and (ii) the number of Ordinary Shares subject to the portion of the Sign-On Option Grant that became vested on such vesting date. Any entitlement to payment pursuant to this Section 2.5(c) shall be forfeited if and when the Sign-On Option Grant is forfeited or no longer capable of vesting for any reason and no amount shall be payable pursuant to this Section 2.5(c) in respect of any portion of the Sign-On Option Grant that is forfeited or no longer capable of vesting for any reason.

2.6 Co-Invest. The Parent will offer to sell to the Executive and the Executive may purchase an amount up to $500,000 of the Ordinary Shares on the Employment Commencement Date, at a price equal to the fair market value (as defined in the Equity Plan) of the Ordinary Shares.

3. Employment Period. The Executive’s employment under this Agreement will commence as of October 20, 2010 (the “Employment Commencement Date”) and shall terminate on the third anniversary thereof, unless terminated earlier pursuant to Section 4 (the “Initial Employment Period”). Unless written notice of either party’s desire to terminate this Agreement has been given to the other party at least 30 days prior to the expiration of the Initial Employment Period (or any renewal thereof contemplated by this sentence), the term of the Executive’s employment hereunder shall be automatically renewed for successive one-year periods (such term, including the Initial Employment Period, as it may be extended, the “Employment Period”). A notice of non-renewal provided by the Company shall be treated as a termination by the Company without Cause (including for purposes of Section 4.4 hereof), and a notice of non-renewal provided by the Executive shall be treated as a termination by the Executive without Good Reason (including for purposes of Section 4.6 hereof).

4. Termination and Forfeiture of Payments and Benefits.

4.1 Termination by the Company for Cause. The Executive’s employment with the Company may be terminated at any time by the Company for Cause.

(a) Upon a termination for Cause, the Company shall have no obligation to the Executive other than to pay the Executive (i) the Executive’s then current accrued and unpaid Base Salary through his date of termination in accordance with the Company’s payroll practices, (ii) any unreimbursed business and entertainment expenses incurred prior to the date of termination in accordance with Section 2.3 hereof, (iii) any accrued but unused vacation time in accordance with Company policy and (iv) any other amounts and benefits the Executive is entitled to receive required by law or under any employee benefit plan and programs or equity plan or grant in accordance with the terms and provisions of such plans, programs, equity plan and grants. Collectively, Sections 4.1(a)(i) through 4.1(a)(iv) hereof shall be hereafter referred to as the “Accrued Amounts”.

(b) For purposes of this Agreement, the term “Cause” shall mean any of the following: (i) the Executive’s willful and continued failure to perform his material duties under this Agreement to the Company or its subsidiaries that goes uncured for more than 15 days after written notice of such failure; (ii) the Executive’s willful or intentional act (or failure to act) that causes material and demonstrable injury, monetarily, reputationally or otherwise, to the Company or its Affiliates; (iii) the Executive’s indictment for, conviction of, or a plea of nolo contendere to, a crime constituting (x) a felony (or similar crime outside the United States) or (y) a misdemeanor (or similar crime outside the United States) involving moral turpitude; or (iv) the Executive’s willful and material breach of a provision of this Agreement, of any of the Company’s (or its Affiliate’s) written code of conduct, code of ethics or any other material written policy or of a fiduciary duty or responsibility to the Company and its Affiliates, in each case that is reasonably expected to have a material and demonstrable impact on the Company or its Affiliates. Any determination that the Executive has engaged in conduct for which the Parent’s Board wishes to terminate the Executive’s employment shall be made after a meeting of the nonemployee directors of Parent’s Board at which Executive shall be invited to appear, with counsel, to respond to the allegations set forth in the written notice to the Executive of such meeting (which notice shall provide sufficient specificity to allow Executive to respond to such allegations). For purposes of this Agreement, an act (or failure to act) shall only be considered “willful” if done (or failed to be done) by the Executive in bad faith.

4.2 Disability. If, during the Employment Period, the Executive becomes Disabled, the Company shall have the right to terminate the Executive’s employment with the Company upon written notice to the Executive. For purposes of this Agreement, “Disability” or “Disabled” shall be defined as the inability of the Executive to have performed the Executive’s material duties hereunder due to a physical or mental injury, infirmity or incapacity for one hundred eighty (180) days (including weekends and holidays) in any 365-day period. The existence or non-existence of a Disability shall be determined by an independent physician selected by the Company and reasonably acceptable to the Executive. Notwithstanding the foregoing, in the event that as a result of absence because of mental or physical incapacity Executive incurs a “separation from service” within the meaning of such term under Code Section

409A (as defined in Section 8 hereof), Executive shall on such date automatically be terminated from employment because of Disability. Upon such a termination, the Company shall have no obligation to the Executive other than to pay the Executive (i) the Accrued Amounts, (ii) any accrued but unpaid bonus for the calendar year preceding the calendar year of termination, payable in accordance with Section 2.1 (the “Earned Bonus”) and (iii) a pro-rata Annual Bonus payment for the year of termination based on actual results and the portion of the fiscal year the Executive was employed by the Company through the effective date of such termination, payable in the calendar year following such termination at such time bonuses are paid to the Company’s other senior executives but prior to March 15th of such following calendar year (the “Pro-Rata Bonus”).

4.3 Death. The Executive’s employment with the Company shall terminate automatically upon the death of the Executive and the Company shall have no obligation to the Executive or the Executive’s estate other than to pay the Executive (i) the Accrued Amounts, (ii) the Earned Bonus and (iii) the Pro-Rata Bonus.

4.4 Termination by the Company Without Cause. The Executive’s employment with the Company may be terminated at any time by the Company without Cause upon prior written notice. Subject to the Executive’s continued compliance with his obligations under this Agreement and except as otherwise required by law or by the terms of the Company’s benefit plans (excluding severance plans) the Company shall have no obligation to the Executive other than to pay or provide the Executive: (i) the Accrued Amounts; (ii) the Earned Bonus; (iii) the Pro-Rata Bonus; (iv) subject to Section 8.2 hereof, an amount equal to two times the Executive’s annual Base Salary (as in effect as of the date of termination) payable in approximately equal installments in accordance with the Company’s regular payroll practices (but off employee payroll) during the 12 month period following the Executive’s date of termination; provided, however, that no installment shall be paid prior to the first payroll coincident with or next following the sixtieth (60th) day after the Executive’s date of termination (or the first business day thereafter) and any installment that would have been paid during such 60 day period shall be paid with the first installment paid to the Executive; (v) for up to 18 months, a monthly amount equal to the employer portion of the applicable COBRA premium for the level of coverage that the Executive has as of the date of termination (i.e., single, single plus one, or family) under the Company’s group health plan as in effect from time to time, which payment shall be paid in advance on the first payroll date of each month, commencing with the month immediately following the Executive’s date of termination; provided, that any payments payable to the Executive during the first fifty-nine (59) days following the date of termination shall not be paid on the otherwise scheduled payment date but shall instead accumulate and be paid on the first payroll date coincident with or next following the sixtieth (60th) day following the date of termination (or the first business day thereafter); provided, further, that in the event that the Executive obtains other employment that offers group health benefits, payments by the Company shall immediately cease; and provided, further, that if the Company’s making payments under this Section 4.4(v) would violate the nondiscrimination rules applicable to non-grandfathered plans, or result in the imposition of penalties, under the Patient Protection and Affordable Care Act of 2010 (“PPACA”) and related regulations and guidance promulgated thereunder, the parties agree to reform this Section in such manner as is necessary to comply with the PPACA; and (vi) with respect to any outstanding stock option held by the Executive as of the date of termination that vests based solely on the passage of time, any such stock options that would have become vested and exercisable if the Executive had continued to be employed with the Company during the 12 month period commencing on the date of termination shall vest and become exercisable. During the period for which the Executive is receiving payments pursuant to Section 4.4(v), subject to the Executive’s timely election of COBRA continuation coverage, remaining eligible for COBRA continuation coverage and continued payment of COBRA premiums, the Company will make available to the Executive and the Executive’s eligible dependents, at the Executive’s cost (in an amount equal to the COBRA premium cost therefor), coverage under the Company’s group health plan (which shall be concurrent with any health care continuation benefits to which the Executive or his eligible dependents are entitled under COBRA). In the event that the Executive is eligible to receive the severance benefits provided for by this Section 4.4, the Executive shall not be eligible to receive severance benefits under any other Company plan, policy, or agreement.

4.5 Termination by the Executive for Good Reason. (a) During the Employment Period, the Executive’s employment with the Company may be terminated by the Executive for Good Reason. In the event that the Executive terminates his employment with the Company for Good Reason, the Executive shall be entitled to the same payments and benefits that he would have been entitled to receive under Section 4.4 if his employment had been terminated by the Company without Cause.

(b) For purposes of this Agreement, the term “Good Reason” shall mean any of the following conditions or events without the Executive’s prior consent: (i) a material reduction in the Executive’s duties, authority or responsibilities (except temporarily during Executive’s incapacity due to physical or mental illness); (ii) requiring the Executive to report to another corporate officer or employee instead of directly to the Parent Board; (iii) a material reduction by the Company in the Executive’s annual Base Salary, Annual Bonus or incentive compensation opportunity or annual Expatriate Allowance (as defined in the Secondment Agreement) as in effect as of the Employment Commencement Date or as the same may be increased from time to time; (iv) the relocation of the Executive’s principal place of employment to a location more than 30 miles from the Executive’s principal place of employment immediately prior to his termination or the Company’s requiring the Executive to be based anywhere other than such principal place of employment (or permitted relocation thereof); or (v) any action or inaction that constitutes a material breach by the Company of this Agreement or any other agreement between the Company and the Executive, or any material breach by the Company of a policy relating to the benefits to which the Executive is entitled. For the avoidance of doubt, the amendment of a policy relating to benefits in accordance with its terms shall not give rise to “good reason.” The Executive shall provide notice to the Company of the condition giving rise to “good reason” within 90 days of the initial existence of such condition and the Company shall have 30 days following such notice to remedy such condition. The Executive’s continued employment shall not constitute consent to, or a waiver of rights with respect to, any act or failure to act constituting Good Reason hereunder. Any termination of employment as a result of Good Reason shall occur within 120 days following the occurrence of the Good Reason event.

4.6 Termination by the Executive Without Good Reason. The Executive may voluntarily resign from his employment with the Company without Good Reason, provided that the Executive shall provide the Company with 30 days’ advance written notice (which notice requirement may be waived, in whole or in part, by the Company in its sole discretion) of his intent to terminate. Upon such a termination, the Company shall have no obligation to the Executive other than to pay the Executive the Accrued Amounts through the effective date of such termination as initially specified by the Executive (without giving effect to any waiver of the 60-day notice requirement), provided that the Company’s obligation shall not extend beyond 60 days from the date of the Executive’s notice of termination.

4.7 Release of Claims. Any and all amounts payable and benefits or additional rights provided pursuant to Sections 4.4, 4.4 and 4.5 beyond the Accrued Amounts shall only be payable if the Executive delivers to the Company and does not revoke a waiver and release of claims in the form attached hereto as Exhibit B (with such changes therein as may be necessary to make it valid and encompassing under applicable law) and such waiver and release of claims shall have become effective in accordance with its terms. Such waiver and release of claims shall be executed and delivered (and no longer subject to revocation, if applicable) within 60 days following termination. Not later than seven business days after the termination of employment, the Company shall deliver the waiver and release to the Executive duly executed by the Company.

4.8 Resignation. Except as may be requested by the Company in writing, the Executive’s termination of employment for any reason shall constitute a resignation from (i) all boards of directors, committees and officer or other positions of the Company and any of its Affiliates and (ii) all fiduciary positions (including as trustee) held by the Executive with respect to any pension plans or trusts established by the Company or any of its Affiliates. Upon request of the Company, the Executive agrees to promptly execute and deliver to the Company a written resignation in a form reasonably acceptable to the Company.

4.9 No Mitigation; No Set Off. In no event shall the Executive be obligated to seek other employment or take any other action by way of mitigation of the amounts payable to the Executive under any of the provisions of this Agreement, nor shall the amount of any payment hereunder be reduced by any compensation earned by the Executive as a result of employment by a subsequent employer, except as provided in Section 4.4(v). Except as expressly provided in this Agreement or required by law, the Company’s obligation to pay the Executive the amounts provided and to make the arrangements provided hereunder shall not be subject to set off, counterclaim or recoupment.

4.10 Beneficiary. In the event the Executive dies after termination of employment, but prior to the payment of any amounts due under Section 4, such amounts shall be paid to the Executive’s estate.

4.11 Golden Parachute Considerations. In the event that any amount or benefit that may be paid or otherwise provided to or in respect of the Executive by the Company or any Affiliate, whether pursuant to this Agreement or otherwise, is or may become subject to the tax imposed under Code Section 4999, the provisions of Exhibit C attached hereto shall be applicable.

4.12 Recoupment.

(a) In the event of a restatement of the Parent’s consolidated financial statements (beginning with the financial statements for the first full quarterly period ending after the Employment Commencement Date), subject to the Parent’s Board’s good faith determination that recoupment from the Executive is appropriate and justified based on the facts, the Parent’s Board shall have the right to take appropriate action to recoup from the Executive any portion of incentive compensation received by the Executive (net of any federal, state, local or other taxes that the Executive has paid on such annual bonus if such repayment does not occur in the same taxable year as the original bonus payment; otherwise on a gross basis), with respect to the period for which such financial statements are or will be restated (“Recoupment Amount”), but in no event more than three years after such payment unless the Executive engaged in any misconduct or was primarily responsible for causing the restatement, if, as a result of such restatement, the Executive otherwise would not have received such portion of incentive compensation. In the event the Company and its Affiliates are entitled to, and seek, recoupment under this Section 4.12(a), the Executive shall promptly reimburse the Recoupment Amount to which the Company and its Affiliates are entitled to recoup hereunder. In the event the Executive fails to make prompt reimbursement of any such Recoupment Amount to which the Company and its Affiliates are entitled to recoup and as to which the Company and its Affiliates seek recoupment hereunder, the Executive acknowledges and agrees that the Company and its Affiliates shall have the right to (i) deduct such Recoupment Amount from the compensation or other payments due to the Executive from the Company and its Affiliates (other than from amounts subject to Code Section 409A) or (ii) to take any other appropriate action to recoup such Recoupment Amount.

(b) If the Executive materially violates any of the provisions of Sections 5.2 through 5.4 hereof during the Restricted Period (as defined in Section 5.2 hereof) or materially violates the provisions of Sections 5.1 and 5.5 hereof during the Employment Period and for 12 months thereafter, in addition to the injunction relief under Section 5.7, the Board may terminate any outstanding stock options or other equity awards then held by the Executive, rescind any exercise of a stock option or recapture any Ordinary Shares or proceeds from the Executive’s sale of Ordinary Shares acquired pursuant to any stock option or other equity award, provided that such termination, rescission and/or recapture shall not apply to a stock option or other equity award to the extent that such stock option was exercised or Ordinary Shares were delivered pursuant thereto earlier than 18 months prior to such violation. Within 20 days after receiving notice from the Parent that a stock option or other equity award is being rescinded or that a recapture is being imposed on any such award, the Executive shall deliver to the Parent the Ordinary Shares acquired pursuant to such stock option or other equity award, or, if the Executive has sold such Ordinary Shares, the gain realized as a result of the rescinded exercise or recapture of such award (net of any federal, state, local or other taxes that the Executive has paid on such gain if such repayment does not occur in the same taxable year as the exercise or acquisition; otherwise on a gross basis); provided, that if the Executive returns Ordinary Shares that the Executive purchased or otherwise acquired pursuant to the exercise of a stock option (or the gains realized from the sale of Ordinary Shares acquired pursuant to the exercise of a stock option), the Parent shall promptly refund the exercise price, without earnings, that the Executive paid for the Ordinary Shares. Any payment by the Executive to the Parent pursuant to this Section 4.12(b) shall be made either in cash or by returning to the Parent the number of Ordinary Shares that the Executive received in connection with the rescinded exercise or recapture of such award.

(c) The rights contained in this Section 4.12 shall be in addition to, and shall not limit, any other rights or remedies that the Company and its Affiliates may have under law or in equity, including, without limitation, any rights the Company and its Affiliates may have under any other agreement or arrangement with the Executive to which the Executive has consented, or as permitted by law.

5. Covenants.

5.1 Confidentiality. The Executive understands that, in the course of his employment with the Company, he will be given access to confidential information and trade secrets including, but not limited to, discoveries, ideas, concepts, software in various stages of development, designs, drawings, specifications, techniques, models, data, source code, object code, documentation, diagrams, flowcharts, research, development, processes, procedures, “know-how,” marketing techniques and materials, marketing and development plans, business plans, merger or acquisition investigations, customer names and other information relating to customers, price lists, pricing policies, financial information, organizational matters and personnel matters (including information about the nature, quality or quantity of work, or any special knowledge or personal characteristics of any person employed by the Company) (“Confidential Information”). Confidential Information also includes any information described above which the Company obtains from another party and which the Company treats as proprietary or designates as Confidential information, whether or not owned or developed by the Company. Notwithstanding the foregoing, “Confidential Information” shall not apply to information that (i) was known to the public prior to its disclosure to the Executive; (ii) becomes generally known to the public subsequent to disclosure to the Executive through no wrongful act of the Executive or any representative of the Executive; or (iii) the Executive is required to disclose by applicable law, regulation or legal process (provided that the Executive provides the Company with prior notice of the contemplated disclosure and reasonably cooperates with the Company at its expense in seeking a protective order or other appropriate protection of such information). The Executive agrees during his employment by the Company and thereafter to hold in confidence and not to directly or indirectly reveal, report, publish, disclose, or transfer any Confidential Information to any person or entity, or utilize any Confidential Information for any purpose, except in the course of the Executive’s good faith work for the Company. The Executive agrees to turn over all copies of Confidential Information in his control to the Company upon request or upon termination of his employment with the Company. For purposes of this Section 5.1, the “Company” shall include Affiliates of the Company.

5.2 Non-Solicitation of Employees. The Executive agrees that, during his employment with the Company and for 12 months thereafter (the “Restricted Period”), he will not, either directly or indirectly, induce, persuade, solicit or attempt to induce, persuade, or solicit any of the Company’s employees (which shall for this purpose only include individuals employed by the Company at any point during the six months preceding such hiring) to leave the Company’s employ, nor will he help others to do so except to the extent that any such inducement, persuasion or solicitation or attempt to induce, persuade or solicit a Company employee to leave the Company’s employ during his employment is necessary or desirable as determined by the Executive’s good faith judgment in connection with the performance of the Executive’s duties to the Company as set forth in this Agreement. This means, among other things, that if the Executive’s employment with the Company terminates (whether voluntarily or involuntarily), he shall refrain for 12 months from in any way helping any person or entity hire any of his former (as defined above), fellow employees away from the Company, provided that the Executive may serve as a reference for such employees and former employees, and that actions taken by any person or entity with which the Executive is associated if the Executive is not, directly or indirectly, involved in such solicitation and has not identified such Company employee for soliciting or hiring will not be considered a violation for purposes of this Section 5.2. This shall not be construed to prohibit general solicitations of employment through the placing of advertisements. For purposes of this Section 5.2, the “Company” shall include Affiliates of the Company.

5.3 Non-Solicitation of Clients. The Executive agrees that, during the Restricted Period, he will not, either directly or indirectly, induce, persuade, solicit or attempt to induce, persuade, or solicit any business partner, vendor or corporate client (provided that, with respect to such corporate client, revenues from such client are projected to exceed $500,000 over the next 12 months) of the Company, to terminate the business relationship of such person with the Company, to materially reduce the amount of business conducted with the Company or in any way interfere with the relationship between any such business partner, vendor or corporate client and the Company (which interference may be expected to cause significant and meaningful monetary damage to the Company), provided, that actions taken by any person or entity with which the Executive is associated, if the Executive is not, directly or indirectly, involved in any manner in the solicitation or negotiation of such matter, or otherwise involved in the taking of such action, and has not identified such business partner, vendor or corporate client for soliciting will not be considered a violation for purposes of this Section 5.3. This shall not be construed to prohibit general solicitations through the placing of advertisements. For purposes of this Section 5.3, the “Company” shall include Affiliates of the Company.

5.4 Non-Competition. The Executive agrees that, during the Restricted Period, he will not, without the prior written consent of the Parent’s Board, whether as an employee, officer, director, consultant, partner, principal, agent, distributor, representative, stockholder, lender, investor or in any other individual or representative capacity with any individual, partnership, corporation or other organization, engage in any activities on behalf of (i) any business or division of each of Microsoft Corporation, Google Inc., AOL LLC, Tencent Holdings Limited, Yahoo! Inc., Apple Inc., Facebook, Inc. or Cisco Systems which is primarily engaged in the business of providing IM/chat, or video or voice calling over the internet (the “Competing Business”); or (ii) any stand-alone company that is primarily engaged in the Competing Business;

or (iii) any stand-alone company that is primarily engaged in the business of providing conventional voice telecommunication services, including but not limited to British Telecom, France Telecom, AT&T Inc., Verizon Communications Inc., Comcast Corporation, Time Warner Cable Inc. or Telefónica, S.A. With respect to (i) above, the Executive will not be deemed to be providing services to a business/division whose primary offering is a Competing Business if the Executive: (x) is employed by an entity in a supervisory position where less than 15% of the annual revenues (on the date of his hire by that entity) under the Executive’s supervision is generated from the Competing Business; (y) is a director of an entity whose annual revenues from the Competing Business is less than 15% of the entity’s total annual revenues; or (z) holds any compensatory equity award or makes or retains passive investments in less than one percent of the equity of any entity, if such equity is listed on a national securities exchange or regularly traded in an over-the-counter market.

5.5 Mutual Non-Disparagement. During the Employment Period and for five years following the Executive’s termination of employment for any reason, (i) the Executive covenants and agrees that he will not, nor induce others to, disparage the Company, its past and present officers, directors, investors, employees or products and (ii) the Parent’s Board and the senior executive officers of the Company will not, nor induce others to, disparage the Executive. Nothing herein shall prohibit any party (i) from disclosing that the Executive is no longer employed by the Company, (ii) from responding truthfully to any governmental investigation, legal process or inquiry related thereto, or (iii) from making a good faith rebuttal to the other party’s untrue or misleading statement. For purposes of this Agreement, the term “disparage” means any statements, whether orally, in writing or through any medium (including, but not limited to, the press or other media, computer networks or bulletin boards, or any other form of communication), that intentionally disparage, defame, or otherwise damage or assail the reputation, integrity or professionalism of the other party. For purposes of this Section 5.3, the “Company” shall include Affiliates of the Company.

5.6 Cooperation. The Executive agrees that during his employment by the Company and thereafter, the Executive will reasonably assist the Company and its Affiliates in the defense of any claims, or potential claims that may be made or threatened to be made against the Company or any of its Affiliates in any action, suit or proceeding, whether civil, criminal, administrative, investigative or otherwise (a “Proceeding”), and will reasonably assist the Company and its Affiliates in the prosecution of any claims that may be made by the Company or any of its Affiliates in any Proceeding, to the extent that such claims may relate to matters in which the Executive has knowledge as a result of the Executive’s employment by the Company and its Affiliates or his serving as an officer or director of the Company and its Affiliates. Without limiting the generality of the foregoing, to the extent that the Company seeks such assistance, the Company will use reasonable business efforts, whenever possible, to provide the Executive with reasonable advance notice of its need for the Executive’s assistance and will attempt to coordinate with the Executive the time and place at which the Executive’s assistance will be provided with the goal of minimizing the impact of such assistance on any other material pre-scheduled business commitment that the Executive may have. The Executive agrees, unless precluded by law, to use reasonable efforts to promptly inform the Company if the Executive is asked to participate (or otherwise become involved) in any Proceeding involving such claims or potential claims. The Executive also agrees, unless precluded by law, to promptly inform the

Company if the Executive is asked to assist in any investigation (whether governmental or otherwise) of the Company or any of its Affiliates (or their actions), regardless of whether a lawsuit has then been filed against the Company or any of its Affiliates with respect to such investigation. The Executive’s cooperation described in this Section 5.6 shall be subject to the maintenance of the indemnification and D&O insurance policy provided under Section 7.10 hereof. The Company agrees to reimburse the Executive for all of the Executive’s reasonable out-of-pocket expenses associated with such assistance, including travel expenses. Any reimbursement that is taxable income to the Executive shall be paid pursuant to Section 8.3 hereof.

5.7 Scope; Equitable Relief; Other Remedies. The Company and the Executive acknowledge that the time, scope, geographic area and other provisions of this Section 5 have been specifically negotiated by sophisticated commercial parties and agree that all such provisions are reasonable under the circumstances of the activities contemplated by this Agreement. The Executive and the Company acknowledge and agree that the terms of this Section 5: (i) are reasonable in light of all of the circumstances; (ii) are sufficiently limited to protect the legitimate interests of the Executive, the Company and its Affiliates; (iii) impose no undue hardship on the Executive, the Company or its Affiliates; and (iv) are not injurious to the public. Each party hereto further acknowledges and agrees that (x) a breach of the provisions of this Section 5 may cause irreparable harm to the other party(ies), which cannot be adequately compensated by money damages, and (y) if a party elects to prevent any of the other parties from breaching such provisions by obtaining an injunction against such party, there is a reasonable probability of enjoining party’s eventual success on the merits. Each party consents and agrees that (x) if any party commits any such breach or threatens to commit any breach, the other party(ies) shall be entitled to temporary and permanent injunctive relief from a court of competent jurisdiction, without posting any bond or other security and without the necessity of proof of actual damage, in addition to, and not in lieu of, such other remedies as may be available to such party for such breach, including the recovery of money damages or recoupment in accordance with Section 4.12 and (y) if the Executive materially violates the provisions of Sections 5.1-5.5 during the Restricted Period, and, if such violation is curable and is not promptly cured after written notice, any severance being paid to the Executive pursuant to this Agreement shall immediately cease and the Company will have the rights set forth in Section 4.12. The parties hereto acknowledge and agree that (A) this Agreement is entered into in the State of Delaware, (B) as of the Effective Date, the State of Delaware will have a substantial relationship to the parties hereto, (C) the use of Delaware law provides certainty to the parties hereto in any covenant litigation in the United States, and (D) enforcement of the provisions of this Section 5 would not violate any fundamental public policy of the State of Delaware or any other jurisdiction. In the event that the agreements in this Section 5 shall be determined by any court of competent jurisdiction to be unenforceable by reason of their extending for too great a period of time or over too great a geographical area or by reason of their being too extensive in any other respect, they shall be interpreted to extend only over the maximum period of time for which they may be enforceable and/or over the maximum geographical area as to which they may be enforceable and/or to the maximum extent in all other respects as to which they may be enforceable, all as determined by such court in such action.

5.8 Tolling. In the event of any violation of the provisions of this Section 5, the Executive acknowledges and agrees that the post-termination restrictions contained in this Section 5 shall be extended by a period of time equal to the period of such violation, it being the intention of the parties hereto that the running of the applicable post-termination restriction period shall be tolled during any period of such violation.

5.9 Survival. The obligations contained in this Section 5 shall survive the termination of the Employment Period and the Executive’s employment with the Company for any reason and shall be fully enforceable thereafter.

5.10 Thirty Party Beneficiaries. The Executive acknowledges and agrees that the Company’s Affiliates and any person or entity that is an investor in the Parent, or any person or entity related to such investor, shall be third party beneficiaries of this Section 5.

6. Notices. Any notice or communication given by either party hereto to the other shall be in writing and personally delivered; mailed by registered or certified mail, return receipt requested, postage prepaid; delivered by an internationally recognized delivery or courier service (such as FedEx or DHL); or delivered by facsimile or electronic mail (with a notice contemporaneously given by another method specified in this Section 6), to the following addresses:

If to the Company: Skype Inc. c/o Skype Global S.à r.l. 23-29 Rives de Clausen L-2165 Luxembourg
Telecopy:	+352 2663-9130
Attention:	Chief Legal and Regulatory Officer
With a copy (which shall not constitute notice) to:
Sullivan & Cromwell LLP 1 New Fetter Lane London EC4A 1AN United Kingdom
Telecopy:	+44 20 7959 8950
Attention:	Richard C. Morrissey, Esq.
Richard A. Pollack, Esq.
Matthew M. Friestedt, Esq.
If to the Executive: The most recent address on file for the Executive at the Company.

With a copy (which shall not constitute notice) to: Skadden, Arps, Slate, Meagher & Flom LLP 525 University Avenue Palo Alto, CA 94301-1908
Telecopy:	650.798.6552
Attention:	Joseph M. Yaffe, Esq.

Any notice shall be deemed given when actually delivered to such party at the designated address, or five days after such notice has been mailed or sent by overnight courier or when sent by facsimile or electronic mail with printed or other proof of delivery confirmation, whichever comes earliest. Any person entitled to receive notice may designate in writing, by notice to the other, such other address to which notices to such person shall thereafter be sent.

7. Miscellaneous.

7.1 Representation. The Executive hereby represents to the Company that: (i) he has the legal right to enter into this Agreement and to perform all of the obligations on his part to be performed hereunder in accordance with its terms; (ii) no agreements or obligations exist to which the Executive is a party or otherwise bound, in writing or otherwise, that in any way interfere with, impede or preclude him from entering into this Agreement or fulfilling all of the terms and conditions of this Agreement; and (iii) the execution and delivery of this Agreement by the Executive and the performance by the Executive of the Executive’s duties hereunder shall not constitute a breach or violation of, or a default under, any existing obligation, commitment or agreement to which Executive is a party or otherwise bound.

7.2 Entire Agreement. This Agreement, any equity award agreements, and the documents incorporated by reference herein (including without limitation Exhibits A through C), or therein, contain the entire understanding of the parties in respect of their subject matter and supersede upon their effectiveness all other prior plans, arrangements, agreements and understandings, including the Binding Term Sheet for Employment Agreement.

7.3 Amendment; Waiver. This Agreement may not be amended, supplemented, canceled or discharged, except by written instrument executed by the party against whom enforcement is sought. No failure to exercise, and no delay in exercising, any right, power or privilege hereunder shall operate as a waiver thereof. No waiver of any breach of any provision of this Agreement shall be deemed to be a waiver of any preceding or succeeding breach of the same or any other provision.

7.4 Binding Effect; Assignment. The rights and obligations of this Agreement shall bind and inure to the benefit of any successor of the Company by reorganization, merger or consolidation, or any assignee of all or substantially all of the Company’s business and/or assets. The Company may only assign this Agreement to a successor to all or substantially all of the business and/or assets of the Company, provided that the Company shall require such successor to expressly assume and agree to perform this Agreement in the same manner and to the same extent that the Company would be required to perform it if no such succession had taken place. As used in this Agreement, “Company” shall mean the Company and any successor to its business and/or assets, which assumes and agrees to perform the duties and obligations of the Company under this Agreement by operation of law or otherwise. The Executive’s rights or obligations under this Agreement may not be assigned by the Executive other than to the Executive’s estate or designated beneficiary in the event of the Executive’s death.

7.5 Headings. The headings contained in this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement.

7.6 Governing Law; Interpretation. This Agreement shall be construed in accordance with and governed for all purposes by the laws and public policy of the State of Delaware applicable to contracts executed and to be wholly performed therein.

7.7 Severability. The parties have carefully reviewed the provisions of this Agreement and agree that they are fair and equitable. However, in light of the possibility of differing interpretations of law and changes in circumstances, the parties agree that if any one or more of the provisions of this Agreement shall be determined by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the provisions of this Agreement shall, to the extent permitted by law, remain in full force and effect and shall in no way be affected, impaired or invalidated. Moreover, if any of the provisions contained in this Agreement are determined by a court of competent jurisdiction to be excessively broad as to duration, activity, geographic application or subject, this Agreement shall be construed, by limiting or reducing any such provisions to the extent legally permitted, so as to be enforceable to the extent compatible with then applicable law.

7.8 Dispute Resolution. Except as otherwise provided in this Section 7.8, arbitration will be the method of resolving disputes under this Agreement. All arbitrations arising out of this Agreement shall be conducted in New York, New York. Subject to the following provisions, the arbitrators shall be members of the Judicial Arbitration and Mediation Services, Inc. and the arbitration shall be conducted in accordance with the Commercial Arbitration Rules of the American Arbitration Association (the “Association”) then in effect. Any award entered by the arbitrators shall be final, binding and non-appealable and judgment may be entered thereon by either party in accordance with applicable law in any court of competent jurisdiction. This arbitration provision shall be specifically enforceable. The arbitrators shall have no authority to modify any provision of this Agreement or to award a remedy for a dispute involving this Agreement other than a benefit specifically provided under or by virtue of this Agreement. Subject to Section 7.9, each party shall be responsible for its own expenses (including any petitioner’s filing fees) relating to the conduct of the arbitration (including reasonable attorneys’ fees and expenses) and the parties shall share the fees of the Association equally. Notwithstanding the foregoing, in the event either party elects to prevent the other party from breaching the provisions of Section 5 by seeking temporary and permanent injunctive relief from a court of competent jurisdiction, the parties each hereby agree to and hereby do submit to the exclusive jurisdiction of any state or federal court of record in New York, New York and hereby waive any and all objections to such jurisdiction or venue that they may have. The provisions of this Section 7.8 shall survive the termination of the Employment Period and the Executive’s employment with the Company for any reason and shall continue to apply to any disputes arising thereafter.

7.9 Legal Fees. The Company will promptly (i) pay or reimburse the Executive for all reasonable and documented legal fees and related expenses incurred in connection with the drafting, negotiation and execution of this Agreement and any related equity award agreements, up to a maximum of $25,000, (ii) pay or reimburse the Executive for all reasonable and documented tax advisor’s fees incurred in connection with the drafting, negotiation and execution of this Agreement and any related equity award agreements, up to a maximum of $10,000, and (iii) pay or reimburse the Executive for all reasonable and documented legal fees and related expenses incurred to contest any termination or to obtain, enforce or defend rights or benefits under this Agreement if and only to the extent the Executive substantially prevails on any of his substantive legal claims and the Executive’s position was reasonable and in good faith. Any reimbursement that is taxable income to the Executive shall be paid pursuant to Section 8.3 hereof.

7.10 Indemnification. The Company and the Parent will, to a degree no less favorable than would be applicable under its policies and contractual obligations to similarly situated senior executives and directors of the Parent, the Company and its Affiliates, indemnify and hold the Executive harmless from any and all liability arising from his good faith performance of services pursuant to this Agreement as an employee, officer, or director of the Company, its subsidiaries and any of its Affiliates, to the extent permitted by law. In addition, the Executive will have the benefit of coverage under any D&O insurance policy that the Company and the Parent may have in place for its directors and officers. This Section 7.10 shall survive the termination of the Executive’s employment with the Company for any reason.

7.11 Withholding Taxes. All payments hereunder shall be subject to any and all applicable federal, state, local and foreign withholding taxes and all other applicable withholding amounts.

7.12 Counterparts. This Agreement may be executed in or more counterparts, each of which shall be deemed an original but all of which together shall constitute the same instrument.

8. Section 409A Compliance.

8.1 The intent of the parties is that payments and benefits under this Agreement comply with, or be exempt from, Code Section 409A and the regulations and guidance promulgated thereunder (collectively “Code Section 409A”) and, accordingly, to the maximum extent permitted, this Agreement shall be interpreted to be in accordance with such intent. The provisions of this Section 8 shall qualify and supersede all other provisions of this Agreement as necessary to fulfill the foregoing intention while to the maximum possible extent preserving the economic benefits otherwise intended hereunder. If the Executive notifies the Company (with specificity as to the reason therefor) that the Executive believes that any provision of this Agreement (or of any award of compensation, including equity compensation or benefits) would cause the Executive to incur any additional tax or interest under Code Section 409A and the Company concurs with such belief or the Company independently makes such determination, the

Company shall, after consulting with the Executive, reform such provision to attempt to comply with Code Section 409A through good faith modifications to the minimum extent reasonably appropriate to conform with Code Section 409A; provided that the Company shall not reform any such provisions if such action would or could reasonably be expected to result in any material increased costs or material liability to the Company. To the extent that any provision hereof is modified in order to comply with or be exempt from Code Section 409A, such modification shall be made in good faith and shall, to the maximum extent reasonably possible, maintain the original intent and economic benefit to the Executive and the Company of the applicable provision without violating the provisions of Code Section 409A.

8.2 A termination of employment shall not be deemed to have occurred for purposes of any provision of this Agreement providing for the payment of any amounts or benefits that constitute a “deferral of compensation” within the meaning of and subject to Code Section 409A upon or following a termination of employment unless such termination is also a “separation from service” within the meaning of Code Section 409A and, for purposes of any such provision of this Agreement, references to a “termination,” “termination of employment” or like terms shall mean “separation from service.” If the Executive is deemed on the date of termination to be a “specified employee” within the meaning of that term under Code Section 409A(a)(2)(B), then with regard to any payment or the provision of any benefit that is specified as subject to this Section or that is otherwise considered deferred compensation under Code Section 409A payable on account of a “separation from service,” such payment or benefit shall be made or provided at the date which is the earlier of (i) the first day of the seventh month following such “separation from service” of the Executive, and (ii) the date of the Executive’s death (the “Delayed Payment Date”). On the first business day following the Delayed Payment Date, all payments and benefits delayed pursuant to this Section 8.2 (whether they would have otherwise been payable in a single sum or in installments in the absence of such delay) shall be paid or reimbursed to the Executive in a lump sum with interest at the prime rate as published in the Wall Street Journal on such date, and any remaining payments and benefits due under this Agreement shall be paid or provided in accordance with the normal payment dates specified for them herein. For purposes of Code Section 409A, the Executive’s right to receive any installment payments pursuant to Section 4 shall be treated as a right to receive a series of separate and distinct payments.

8.3 All expenses or other reimbursements paid pursuant to Sections 2.3, 5.6 and 7.9 hereof or otherwise provided herein (including pursuant to Exhibit A) that are taxable income to the Executive shall in no event be paid later than the end of the calendar year next following the calendar year in which Executive incurs such expense. With regard to any provision herein that provides for reimbursement of costs and expenses or in-kind benefits, except as permitted by Code Section 409A, (i) the right to payment or reimbursement or in-kind benefits shall not be subject to liquidation or exchange for any other benefit, (ii) the amount of expenses eligible for reimbursement, of in-kind benefits, provided during any taxable year shall not affect the expenses eligible for reimbursement, or in-kind benefits to be provided, in any other taxable year, provided that the foregoing clause (ii) shall not be violated by any lifetime and other annual limits provided under the Company’s health plans and (iii) such payments shall be made on or before the last day of Executive’s taxable year following the taxable year in which the expense occurred. Any tax gross-up payment as provided herein shall be made in any event no later than the end of the calendar year immediately following the calendar year in which the Executive remits the related taxes, and any reimbursement of expenses incurred due to a tax audit or litigation shall be made no later than the end of the calendar year immediately following the calendar year in which the taxes that are the subject of the audit or litigation are remitted to the taxing authority, or, if no taxes are to be remitted, the end of the calendar year following the calendar year in which the audit or litigation is completed.

8.4 Whenever a payment under this Agreement specifies a payment period with reference to a number of days (e.g., “payment shall be made within 30 days following the date of termination”), the actual date of payment within the specified period shall be within the sole discretion of the Company.

[Signature Page to Follow]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

SKYPE INC.

By:	/S/ LAURA SHESGREEN
Name:	Laura Shesgreen
Title:

EXECUTIVE

By:	/S/ ANTHONY BATES
Name:	Anthony Bates
Title:	Director

Acknowledged and agreed (solely for purposes of Sections 1.2, 1.3, 2.5, 2.6, 5.5 and 7.10 hereof):

Skype Global S.à r.l.

By:	/S/ NORBERT BECKER
Name:	Norbert Becker
Title:

By:	/S/ SIMON PATTERSON
Name:	Simon Patterson
Title:

SECONDMENT AGREEMENT

RE: Secondment to Skype Communications S.a.r.l.

Dear Tony:

This letter of understanding and the enclosed International Temporary Expatriate Assignment Policy (“IA Policy”) contain important information concerning your international secondment (the “Assignment”) from Skype Inc. (“Skype US” or the “Company”) to Skype Communications S.a.r.l., a Luxembourg corporation (“Skype Europe”). Please review all documents carefully.

This letter confirms the terms and conditions relating to your Assignment by Skype US to Skype Europe. During the period of your Assignment, the terms and conditions of your original employment agreement with Skype US dated as of November 10, 2010 (the “Employment Agreement”) will remain applicable, unless expressly modified by the content of this letter. At the end of your Assignment, the terms contained in this letter will cease to have effect and you will revert to terms and conditions of the Employment Agreement.

Your point of origin will be the United States of America (the “home country”), and your country of reference during your Assignment for relocation policy assistance will be the principal place of employment provided for in Section 1.4 of the Employment Agreement once it is established (the “host country”). Your Assignment is contingent upon you obtaining and maintaining the appropriate work permit or visa.

Assignment

You Assignment will begin on October 20, 2010 with a return date to be determined at a later date. Your start date will be contingent on the effective date you may legally begin working in the host country under your work permit/visa.

While on Assignment, you will continue to be an employee of Skype US and will continue to be paid by Skype US payroll in home country currency. All compensation and benefits outlined in this letter are subject to tax withholding in accordance with the IA Policy.

Skype US personnel policies and standards of business apply to your Assignment, unless an authorized Company representative provides a written exception.

Relocation Assistance

Skype US will provide you with the following assistance during your Assignment:

•	Relocation Costs: reimbursement of reasonable relocation costs in connection with your initial relocation to your principal place of employment; and

•

Annual Expatriate Allowance: as soon as practicable following the Employment Commencement Date (as defined in the Employment Agreement) and promptly following each anniversary of the Employment Commencement Date, you shall be paid an annual expatriate allowance (the “Expatriate Allowance”) of $300,000 to be used solely for purposes of defraying family travel costs, costs incurred with maintenance of a US residence and other expenses, including housing and transportation expenses. Your annual Expatriate Allowance will be reviewed annually and increased as necessary to address cost of living shortfalls.

Repatriation

On the termination of the Assignment, Skype US’ intention is that you will return to work for Skype US in accordance with the terms of the Employment Agreement.

For the avoidance of doubt, the termination of your employment with Skype US shall automatically terminate your Assignment under this letter.

Upon satisfactory completion of your Assignment, Skype US will provide you with relocation assistance upon repatriation, and will cover the expenses associated with the move back to your home country on a pre-approved basis according to the IA Policy.

If, prior to the completion of the Assignment, Skype US terminates your employment for any reason other than cause (as defined in the Employment Agreement) or you terminate your employment for good reason (as defined in the Employment Agreement), Skype US will provide repatriation and cover reasonable expenses associated with the move back to your home country. In such event, the Company will pay moving expenses back to your home country, provided such expenses are incurred within thirty (30) days of termination. Expenses will be covered on a pre-approved basis according to the IA Policy.

In the event of your resignation without good reason (as defined in the Employment Agreement) or your termination for cause (as defined in the Employment Agreement), Skype US will not pay for any repatriation expenses, including travel or moving expenses back to the home country.

Tax Preparation Services

As an employee of Skype US on a temporary international assignment, Skype US will provide tax preparation services for your home country and host country tax returns for each year of your Assignment and for the year following your Assignment, prepared by Skype US’s public accounting firm, Ernst & Young LLP. Ernst & Young LLP will assist you in filing any forms necessary in order to take full advantage of favorable tax treatment due to your Assignment.

Tax Equalization

Skype US will not tax equalize the impact of any taxes related to the Assignment.

Governing Law

This temporary amendment to the Employment Agreement will be governed by and construed in accordance with the laws of Delaware and is subject to the Dispute Resolution provisions in Section 7.8 of the Employment Agreement. You expressly agree that the host country law does not apply and waive all claims under the laws of the host country.

Third Party Beneficiary

Each of Skype US and Skype Europe is a third party beneficiary of this agreement and each of them has the full right and power to enforce rights, interests and obligations under this agreement without limitation or other restriction.

Employee Responsibilities

Although the Company will assist you with the relocation, it is your responsibility to initiate contact and coordinate pertinent aspects of the assignment/relocation with the following individuals and functional teams:

Global Mobility Coordinator: James Gould

Stock Plan Administration: Euan Hutchinson

Payroll: Herve Hannewald

Once this letter has been signed and returned, the following vendors will be authorized to assist you.

Immigration: Szabo, Zelnik, and Erickson

Tax: E&Y LLP

This letter and the enclosed IA Policy contain the details with respect to your Assignment. All other terms and conditions as set forth in your Employment Agreement remain in full force and effect, including your continuing obligations under Section 5 of the Employment Agreement. If you are in agreement with the conditions of your Assignment outlined in this letter, please sign and return one copy of this letter. The other copy should be retained for your records and information.

[Signature Page to Follow]

SKYPE INC.

By:	/S/ LAURA SHESGREEN
Name:	Laura Shesgreen
Title:

EXECUTIVE

By:	/S/ ANTHONY BATES
Name:	Anthony Bates
Title:	Director

EXHIBIT B

FORM OF SEPARATION AGREEMENT AND RELEASE

This Separation Agreement and Release of Claims (the “Agreement”) is made by and among Anthony J. Bates (the “Employee”), an individual, and Skype Inc., a Delaware corporation (the “Company”).

WHEREAS, the Employee is a party to an Employment Agreement with the Company, dated as of                  , 2010 (the “Employment Agreement”); and

WHEREAS, the Employee’s employment with the Company will cease as of              and the Company desires to provide Employee with the benefits set forth in his Employment Agreement to assist Employee in the period of transition following Employee’s separation;

NOW THEREFORE, in consideration of the mutual promises and releases contained herein and for other good and valuable consideration, the sufficiency of which is hereby acknowledged, the parties agree as follows:

1)	Separation Benefits.

(a)	Separation Date and Final Paycheck. Employee’s employment with the Company will cease effective (the “Separation Date”). The Employee shall receive normal compensation up to and including that date, including a lump sum payment for all earned but unused vacation less all required tax withholdings and other authorized deductions.

(b)	Post Employment Payments. Following and contingent upon Employee’s execution and non-revocation of this Agreement, the Company will pay to Employee the severance amounts in accordance with the terms of the Employment Agreement, less all required tax withholdings and other authorized deductions.

(c)	Except as set forth in this Agreement or as required by federal, state or local law, Employee shall not be entitled to any additional benefits relating to Employee’s separation of employment.

2)	Employee Release.

(a)

Employee, on Employee’s own part and on behalf of Employee’s dependents, heirs, executors, administrators, assigns, and successors, and each of them, hereby covenants not to sue and fully releases, acquits, and discharges the Company, and its parent, subsidiaries, affiliates, and in such capacities, owners, trustees, directors, officers, agents, employees, stockholders, representatives, assigns, and successors (collectively referred to as “Company Releasees”) with respect to and from any and all claims, wages, agreements, contracts, covenants, actions, suits, causes of action, expenses, attorneys’ fees, damages, and liabilities of whatever kind or nature in law, equity or otherwise, whether known or unknown, suspected or unsuspected, and whether or not concealed or hidden, which Employee has at any time heretofore owned or held against said Company Releasees, including, without limitation, those arising out of or in any way connected with Employee’s employment relationship with the Company or Employee’s separation from employment with the Company, except with respect to those benefits set forth in Paragraph 1(b) of this Agreement.

(b)	Notwithstanding the foregoing, nothing in this Agreement shall be a waiver of claims: (1) that may arise after the date on which Employee signs this Agreement; (2) with respect to Employee’s right to enforce his rights that survive separation under the Employment Agreement or any other written agreement entered into between Employee and the Company (including, without limitation, any equity grants or agreements); (3) regarding rights of indemnification, reimbursement of legal fees and directors and officers liability insurance to which Employee is entitled under the Employment Agreement; (4) relating to any claims for accrued, vested benefits under any employee benefit plan or pension plan of the Company Releasees subject to the terms and conditions of such plan and applicable law; or (5) as a stockholder of the Company Releasees.

3)	Time to Consider Agreement.

(a)	Employee acknowledges that Employee: (1) has carefully read this Agreement in its entirety; (2) has had an opportunity to consider for at least [21 / 45] days the terms of this Agreement; (3) is hereby advised by the Company in writing to consult with an attorney of Employee’s choice in connection with this Agreement; (4) fully understands the significance of all of the terms and conditions of this Agreement and has discussed them with Employee’s independent legal counsel, or has had a reasonable opportunity to do so; (5) has had answered to Employee’s satisfaction by Employee’s independent legal counsel any questions Employee has asked with regard to the meaning and significance of any of the provisions of this Agreement; and (6) is signing this Agreement voluntarily and of Employee’s own free will and agrees to abide by all the terms and conditions contained herein.

(b)

Employee understands that Employee will have at least [21 / 45] days from the date of receipt of this Agreement to consider the terms and conditions of this Agreement. Employee may accept this Agreement by signing it and returning it to the Company at the address specified pursuant to Section 6 of the Employment Agreement. After executing this Agreement, Employee shall have seven days (the “Revocation Period”) to revoke this Agreement by indicating Employee’s desire to do so in writing delivered to the Company’s Chief Legal and Regulatory Officer at the address listed in the Employment Agreement (or such other address as he may provide to Employee) by no later than 5:00 p.m. CET on the last day of the Revocation Period. Provided he has not revoked this Agreement before then, the effective date of this Agreement shall be the day after the last day of the Revocation Period (the “Agreement Effective Date”). If the last day of the Revocation Period falls on a Saturday, Sunday or holiday, the last day of the Revocation Period will be deemed to be the next business day. In the event Employee does not accept this Agreement as set forth above, or in the event Employee revokes this Agreement during the Revocation Period, this Agreement, including but not limited to the obligation of the Company to provide the payments and benefits provided in Paragraph 1 above, shall be deemed automatically null and void.

(c)	This Agreement shall not affect Employee’s rights under the Older Workers Benefit Protection Act to have a judicial determination of the validity of this Agreement and does not purport to limit any right that Employee may have to file a charge under the Age Discrimination in Employment Act or other civil rights statute or to participate in an investigation or proceeding conducted by the Equal Employment Opportunity Commission or other investigative agency. This Agreement does, however, waive and release any right to recover damages under the Age Discrimination in Employment Act or other civil rights statute.

4)	Restrictive Covenants; Survival. Employee hereby acknowledges the existence, continuing validity and enforceability of the terms of the Employment Agreement intended to survive separation of employment (including without limitation the confidentiality, nonsolicitation, noncompetition, nondisparagement and cooperation covenants of Section 5 and the recoupment provisions in Section 4.12), and/or any confidentiality agreement or restrictive covenant that Employee signed during Employee’s employment with the Company. Employee hereby affirms his understanding that Employee must remain in compliance with those terms following the Separation Date. Employee hereby further acknowledges that, upon Employee’s material breach of certain restrictive covenants, the Company and/or the Company Releasees may have the right to cease making severance payments in accordance with the terms of the Employment Agreement and to terminate any outstanding equity awards or recapture shares, or proceeds from Employee’s sale of shares, acquired under an equity award in accordance with the terms of the applicable equity plan, equity award agreement or any other agreement between Employee and the Company and/or the Company Releasees.

5)	Confidentiality. Employee and the Company agree that the existence and terms of this Agreement are strictly confidential and that neither party shall disclose the existence or terms of this Agreement except to its counsel or as required by law or regulation.

6)	Acknowledgement. This Agreement covers both claims that the Employee knows about and those the Employee may not know about. The Employee expressly waives all rights afforded by any statute which limits the effect of a release with respect to unknown claims. The Employee understands the significance of the Employee’s release of unknown claims and the Employee’s waiver of statutory protection against a release of unknown claims. Notwithstanding the provisions of any statute, the Employee expressly acknowledges that this Agreement is intended to include both claims that the Employee knows about and those the Employee does not know or suspect to exist.

7)	References. All inquiries to the Company concerning Employee’s employment shall be directed to the Global Human Resources Director, who shall confirm dates of employment and level of compensation of the Employee during Employee’s employment with the Company.

8)	Miscellaneous.

(a)	This Agreement is binding upon, and shall inure to the benefit of, the parties and their respective heirs, executors, administrators, successors and assigns.

(b)	This Agreement shall be construed in accordance with and governed for all purposes by the laws and public policy (other than conflict of laws principles) of the State of Delaware applicable to contracts executed and to be wholly performed therein. If any of the provisions of this Agreement are held to be illegal or unenforceable, in whole or in part, the Agreement shall be revised only to the extent necessary to make such provision(s) legal and enforceable.

(c)	The Employee represents and warrants that, as of the Agreement Effective Date, he has not filed or commenced any suit, claim, charge, complaint, action, arbitration, or legal proceeding of any kind against the Company or its affiliates with regard to matters released hereunder. The Employee agrees that if he hereafter commences, joins in, or in any manner seeks relief through any suit arising out of, based upon, or relating to any of the claims released hereunder, or in any manner asserts against the Company Releasees any of the claims released hereunder, including through any motion to reconsider, reopen or appeal the dismissal of the action, then he will pay to the Company Releasees against whom such claim(s) is asserted, in addition to any other damages caused thereby, all attorneys’ fees incurred by such Company Releasees in defending or otherwise responding to said suit or claim. Provided however, that the requirement that the Employee pay the Company Releasees attorneys’ fees will not be applicable to a claim or portion of a claim that the release is not valid under the Older Workers Benefit Protection Act, or any claim asserted under the Age Discrimination in Employment Act.

(d)

The Employee agrees and promises not to voluntarily participate, without receiving the prior written approval of the Company, in any pending or future civil case, arbitration, agency proceeding, or other legal proceeding brought against the Company (or any of its affiliates) by a third party (“Third Party Civil Litigation”) with respect to any issues released hereunder. The Employee also agrees that he will not intentionally cause, encourage, or participate in any Third Party Civil Litigation maintained or instituted against the Company (or any of its affiliates) with regard to matters released hereunder. Specifically, among other things, this Paragraph 8(d) is intended to preclude the Employee from, with regard to matters released hereunder (a) voluntarily providing any party involved in a Third Party Civil Litigation, as defined above, against the Company (or any of its affiliates) with any statement, oral or written, sworn or unsworn, to be used in connection with that Third Party Civil Litigation, and/or (b) voluntarily appearing for the purpose of providing deposition or trial testimony at such party’s request without the prior written approval of the Company.

9)	Return of Property. Employee hereby represents to the Company that all property belonging to the Company has been returned, including, without limitation, all keys, access cards, passwords, access codes, and other information necessary to access any computer or electronic database; all books, files, documents, and electronic media; and all Company property of any kind that Employee has in his possession or control, or that Employee obtained from the Company. Employee may retain his rolodex and similar address books, including electronic address books, provided that such items only include contact information. To the extent that Employee is provided with a cell phone number by the Company during employment, the Company shall cooperate with Employee in transferring such cell phone number to Employee’s individual name following separation.

10)	Resignations. Employee hereby confirms, effective as of the Separation Date, his resignation from his positions as Chief Executive Officer of Skype Global S.à r.l.’s entire group of businesses and as Class F Manager of Skype Global S.à r.l. and from all other offices, directorships, trusteeships, committee memberships and fiduciary capacities held with, or on behalf of, the Company or any of its affiliates or any benefit plans of the Company or any of its affiliates. These resignations will become irrevocable on the Agreement Effective Date. Employee further acknowledges and agrees that, after the Separation Date, he will not represent himself as being a director, employee, officer, trustee, agent or representative of the Company or any of its affiliates for any purpose and will not make any statements as an agent or representative of the Company or any of its affiliates.

11)	Entire Agreement. Employee agrees that this Agreement contains and comprises the entire agreement and understanding between Employee and the Company regarding Employee’s separation of employment; that there are no additional promises between Employee and/or the Company other than those contained in this Agreement or any continuing obligations as described in Paragraphs 1(b), 2(b) and 8(d); and that this Agreement shall not be changed or modified in any way except through a writing that is signed by both the Employee and the Company; provided, that the obligations of Employee and the Company under any applicable shareholders’ agreement or equity arrangement remain in effect without amendment by this Agreement.

[Signature Page to Follow]

The parties acknowledge that they have read the foregoing Agreement, understand its contents, and accept and agree to the provisions it contains voluntarily and knowingly, and with full understanding of its consequences.

EMPLOYEE NAME:

Date:

Skype Inc.

By:
Name:
Title:

Date:

EXHIBIT C

PARACHUTE TAX INDEMNITY PROVISIONS

This Exhibit C sets forth the terms and provisions applicable to the Executive pursuant to the provisions of Section 4.11 of the Agreement. This Exhibit C shall be subject in all respects to the terms and conditions of the Agreement. Capitalized terms used without definition in this Exhibit C shall have the meanings set forth in the Agreement.

(a) At any time when the Parent is a corporation described in Section 280G(b)(5)(A)(ii)(I) of the Code, to the extent that the Executive would otherwise be eligible to receive a payment or benefit pursuant to the terms of this Agreement or otherwise in connection with, or arising out of, the Executive’s employment with the Company or a change in ownership or effective control of the Company or of a substantial portion of its assets (any such payment or benefit, a “Parachute Payment”), that a nationally recognized United States public accounting firm selected by the Company and approved by the Executive (which approval shall not be unreasonably withheld) (the “Accountants”) determines would be subject to excise tax imposed by Section 4999 of the Code (the “Excise Tax”), then, at the Executive’s election, (i) if the Executive executes a waiver of the portion of such excess parachute payments such that all non-waived payments would not be subject to the Excise Tax, the Company shall agree to seek approval of its stockholders in a manner that complies with Section 280G(b)(5)(B) of the Code and Treasury Regulation Section 1.280G-1 such that if such stockholder approval is obtained the waived payments shall be restored or (ii) the Company will pay the Executive a lump sum cash amount equal to 15% of the amount of any excess parachute payments (the “Partial Gross-Up Payment”); provided, however, for the avoidance of doubt, that the Company shall not pay to the Executive any additional payment or payments for any federal, state or local income taxes on the Parachute Payment or the Partial Gross-Up Payment, including any Excise Tax imposed on the Partial Gross-Up Payment.

(b) If, following the date when the Parent ceases to be a corporation described in Section 280G(b)(5)(A)(ii)(I) of the Code, it is determined by the Accountants that the Executive shall become entitled to a Parachute Payment, which Parachute Payment will be subject to the Excise Tax, subject to clause (d) below, then the Company shall pay to the Executive at the time specified below additional payments (a “Full Gross-Up Payment” and together with the Partial Gross-Up Payment, the “Gross Up Payments”) such that the net amount retained by the Executive, after deduction of any Excise Tax on the Parachute Payment and any U.S. federal, state, and local income or payroll tax upon the Full Gross-Up Payment shall be equal to the Parachute Payment.

(c) Notwithstanding the provisions of clauses (a) and (b), if it shall be determined by the Accountants that the Executive is entitled to a Gross-Up Payment, but that the Parachute Payments would not be subject to the Excise Tax if the Parachute Payments were reduced by an amount that is less than 10% of the maximum amount that would not result in the imposition of the Excise Tax (the “Safe Harbor Amount”), then no Gross-Up Payment shall be made to the Executive and the Parachute Payments will be reduced (but not below zero) to the Safe Harbor Amount. If a reduction in the Parachute Payments is necessary pursuant to this clause (c), then the reduction shall occur in the following order: (1) cancellation of acceleration of vesting on any equity awards for which the exercise price exceeds the then fair market value of the underlying equity; (2) reduction of cash payments (with such reduction being applied to the payments in the reverse order in which they would otherwise be made, that is, later payments shall be reduced before earlier payments); and (3) cancellation of acceleration of vesting of equity awards not covered under (1) above; provided, however, that in the event that acceleration of vesting of equity awards is to be cancelled, such acceleration of vesting shall be cancelled in the reverse order of the date of grant of such equity awards, that is, later equity awards shall be canceled before earlier equity awards; and further provided, that to the extent permitted by Code Section 409A and Sections 280G and 4999 of the Code, if a different reduction procedure would be permitted without violating Code Section 409A or losing the benefit of the reduction under Sections 280G and 4999 of the Code, the executive may designate a different order of reduction.

(d) For purposes of determining whether any of the Parachute Payments and Full Gross-Up Payment (collectively the “Total Payments”) will be subject to the Excise Tax and the amount of such Excise Tax, (i) the Total Payments shall be treated as “parachute payments” within the meaning of Section 280G(b)(2) of the Code, and all “parachute payments” in excess of the “base amount” (as defined under Section 280G(b)(3) of the Code) shall be treated as subject to the Excise Tax, unless and except to the extent that, in the opinion of the Accountants, such Total Payments (in whole or in part): (1) do not constitute “parachute payments,” including giving effect to the recalculation of stock options in accordance with Treasury Regulation Section 1.280G-1, Q&A 33, (2) represent reasonable compensation for services actually rendered within the meaning of Section 280G(b)(4) of the Code in excess of the “base amount” or (3) are otherwise not subject to the Excise Tax, and (ii) the value of any non-cash benefits or any deferred payment or benefit shall be determined by the Accountants in accordance with the principles of Section 280G of the Code.

(e) All determinations hereunder, including whether and when Parachute Payments are to be reduced to the Safe Harbor Amount and the amount of such reduction and the assumptions to be utilized in arriving at such determination, shall be made by the Accountants which shall provide detailed supporting calculations both to the Company and the Executive at such time as it is requested by the Company or the Executive. The determination of the Accountants shall be final and binding upon the Company and the Executive.

(f) The federal tax returns filed by the Executive (and any filing made by a consolidated tax group which includes the Company) shall be prepared and filed on a basis consistent with the determination of the Accountants with respect to the Excise Tax payable by the Executive. The Executive shall make proper payment of the amount of any Excise Tax, and at the request of the Company, provide to the Company true and correct copies (with any amendments) of his federal income tax return as filed with the Internal Revenue Service, and such other documents reasonably requested by the Company, evidencing such payment (provided that the Executive may delete information unrelated to the Parachute Payment or Excise Tax and provided, further that the Company at all times shall treat such returns as confidential and use such return only for purpose contemplated by this paragraph). In the event that the Excise Tax is subsequently determined by the Accountants or the Internal Revenue Service to be less than the amount taken into account hereunder at the time the Partial Gross-Up Payment or Full Gross-Up Payment is made, the Executive shall repay to the Company, at the time that the amount of such reduction in Excise Tax is finally determined, the portion of the prior Full Gross-Up Payment attributable to such reduction (plus the portion of the Full Gross-Up Payment attributable to the Excise Tax and U.S. federal, state and local income tax imposed on the portion of the Full Gross-Up Payment being repaid by the Executive if such repayment results in a reduction in Excise Tax or a U.S. federal, state and local income tax deduction), plus interest on the amount of such repayment at the rate provided in Section 1274(b)(2)(B) of the Code. Notwithstanding the foregoing, in the event that any portion of the Full Gross-Up Payment to be refunded to the Company has been paid to any U.S. federal, state and local tax authority, repayment thereof (and related amounts) shall not be required until actual refund or credit of such portion has been made to the Executive, and interest payable to the Company shall not exceed the interest received or credited to the Executive by such tax authority for the period it held such portion. Executive and the Company shall mutually agree upon the course of action to be pursued (and the method of allocating the expense thereof) if the Executive’s claim for refund or credit is denied.

(g) In the event that the Excise Tax is later determined by the Accountants or the Internal Revenue Service to exceed the amount taken into account hereunder at the time the Full Gross-Up Payment is made (including by reason of any payment the existence or amount of which cannot be determined at the time of the Full Gross-Up Payment), the Company shall make an additional Gross-Up Payment in respect of such excess (plus any interest or penalties payable with respect to such excess) promptly after the amount of such excess is finally determined.

(h) The Partial Gross-Up Payment or Full Gross-Up Payment or portion thereof provided for above shall be paid not later than the sixtieth day following an event which subjects the Executive to the Excise Tax; provided, however, that if the amount of such Full Gross-Up Payment or portion thereof cannot be finally determined on or before such day, the Company shall pay to the Executive on such day an estimate, as determined in good faith by the Accountants, of the minimum amount of such payments and shall pay the remainder of such payments (together with interest at the rate provided in Section 1274(b)(2)(B) of the Code, subject to further payments pursuant to clause (g) above, as soon as the amount thereof can reasonably be determined, but in no event later than the ninetieth day after the occurrence of the event subjecting the Executive to the Excise Tax. In the event that the amount of the estimated payments exceeds the amount subsequently determined to have been due, subject to clauses (f) and (l), such excess shall constitute a loan by the Company to the Executive, payable on the fifth day after demand by the Company (together with interest at the rate provided in Section 1274(b)(2)(B) of the Code).

(i) In the event of any controversy with the Internal Revenue Service (or other taxing authority) with regard to the Excise Tax, the Executive shall permit the Company to control issues related to the Excise Tax (at its expense), provided that such issues do not potentially materially adversely affect the Executive but the Executive shall control any other issues. In the event that the issues are interrelated, the Executive and the Company shall in good faith cooperate so as not to jeopardize resolution of either issue. In the event of any conference with any taxing authority as to the Excise Tax or associated income taxes, the Executive shall permit the representative of the Company to accompany the Executive, and the Executive and his representative shall cooperate with the Company and its representative.

(j) The Company shall be responsible for all charges of the Accountants.

(k) The Company and the Executive shall promptly deliver to each other copies of any written communications, and summaries of any verbal communications, with any taxing authority regarding the Excise Tax covered by this Exhibit C.

(l) Nothing in this Exhibit C is intended to violate the Sarbanes-Oxley Act of 2002 and to the extent that any advance or repayment obligation hereunder would do so, such obligation shall be modified so as to make the advance a nonrefundable payment to the Executive and the repayment obligation null and void.

(m) Notwithstanding the foregoing, any payment or reimbursement made pursuant to this Exhibit C shall be paid to the Executive promptly and in no event later than the end of the calendar year next following the calendar year in which the related tax is paid by the Executive or where no taxes are required to be remitted, the end of the Executive’s calendar year following the Executive’s calendar year in which the audit is completed or there is a final and nonappealable settlement or other resolution of the litigation.

(n) The provisions of this Exhibit C shall survive the termination of the Executive’s employment with the Company for any reason and any amount payable under this Exhibit C shall be subject to the provisions of Section 8 of the Agreement.

C-4